[BREYER & ASSOCIATES PC LETTERHEAD]

June 7, 2010

Via EDGAR and Messenger

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:          Riverview Bancorp, Inc. Registration Statement on Form S-1
File Number 333-162621

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Riverview Bancorp, Inc. (“Riverview”), we enclose herewith for filing Pre-Effective Amendment No. Three (the “Amendment”) to Riverview’s Registration Statement on Form S-1 relating to Riverview’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated February 24, 2010 (the “Comment Letter”) in connection with Amendment No. 2 to Riverview’s Registration Statement on Form S-1 filed February 17, 2010.  Riverview’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

Prospectus Cover Page

1.           We note your response to our prior comment 2 and reissue our prior comment 2.  The number of shares being offered must be included in the heading of the pre-effective amendment that is to be declared effective.

Response: The cover and back page of the Prospectus and related pages of the document have been revised in response to this comment.

Prospectus Summary
Riverview Bancorp, page 5

2.           Revise to disclose the losses for the last full year as well as the interim period since that date.  In addition, disclose if management believes the offering proceeds will be sufficient capital for the company to stay in capital compliance for the next 12 months or if they believe additional capital will need to be raised.

Response:  Page 1 of the Prospectus has been revised in response to this comment.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
June 7, 2010

3.           We note your response to our prior comment 3 and reissue part of our prior comment.  Please revise the summary to disclose that no officers and directors are committed to purchase any shares in the offering or disclose otherwise.  You may also add the disclosure provided in your response.

Response:  Page 1 of the Prospectus has been revised in response to this comment.  Riverview’s directors and executive officers intend to purchase 200,000 shares in the offering.

Exhibits
Exhibit 5.1

4.           Please file an updated legality opinion.

Response:  Exhibit 5.1 has been revised in response to this comment.

* * * * *

Additionally, in response to the Staff’s request, the Registrant acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We will provide requests from Riverview for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive it.

We appreciate the Staff’s assistance in reviewing Amendment Number 3, and request that the Staff direct any questions with respect to these responses to the undersigned.

Very truly yours,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1136
Enclosure
cc:           Michael R. Clampitt, Senior Attorney, Mail Stop 4561 (Marked copy by messenger)
Allicia Lam, Staff Attorney, Mail Stop 4720 (Marked copy by messenger)
Patrick Sheaffer, Chief Executive Officer, Riverview Bancorp, Inc.
Ronald A. Wysaske, President and Chief Operating Officer, Riverview Bancorp, Inc.
Kevin J. Lycklama, Chief Financial Officer, Riverview Bancorp, Inc.